UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

SENDTEC, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

81688A 10 6
(CUSIP Number)

Jeffrey A. Welikson
Corporate Secretary

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 42nd Floor
New York, NY 10020
(212) 526-0858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’ s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “ filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act” ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 81688A 10 6
(1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons	Lehman Brothers Holdings Inc. 13-3216325
(2) Check the Appropriate Box If A Member of a Group (See Instructions)	(a) [ ] (b)
(3) SEC Use Only
(4) Source of Funds (See Instructions)	WC
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7) Sole Voting Power	6,642,886 (1)
(8) Shared Voting Power	None
(9) Sole Dispositive Power	6,642,886 (1)
(10) Shared Dispositive Power	None
(11) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11)	9.99% (2)
(14) Type of reporting person (See Instructions)	HC/CO

(1)     Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)     Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

SCHEDULE 13D
CUSIP NO. 81688A 10 6
(1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons	Lehman Brothers Inc. 13-2518466
(2) Check the Appropriate Box If a Member of a Group (See Instructions)	(a) [ ] (b)
(3) SEC Use Only
(4) Source of funds (See Instructions)	WC
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7) Sole Voting Power	6,642,886 (1)
(8) Shared voting power	None
(9) Sole Dispositive Power	6,642,886 (1)
(10) Shared Dispositive Power	None
(11) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11)	9.99% (2)
(14) Type of Reporting Person (See Instructions)	BD/CO

(1)      Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)     Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

SCHEDULE 13D
CUSIP NO. 81688A 10 6
(1) Name of Reporting Persons I.R.S. Identification Nos. of Above Persons	LB I Group Inc.
(2) Check the Appropriate Box If a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
(3) SEC Use Only
(4) Source of Funds (See Instructions)	WC
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:
(7) Sole Voting Power	6,642,886 (1)
(8) Shared Voting Power	None
(9) Sole Dispositive Power	6,642,886 (1)
(10) Shared Dispositive Power	None
(11) Aggregate Amount Beneficially Owned by Each Reporting Person	6,642,886 (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
(13) Percent of Class Represented by Amount in Row (11)	9.99% (2)
(14) Type of reporting person (See Instructions)	CO

(1)     Consists of 3,286,532 shares of Common Stock and 3,356,354 shares issuable upon conversion of Series B Preferred Stock. Excludes 29,643,646 shares issuable upon conversion of Series B Preferred Stock and 25,823,529 shares of Common Stock that would be immediately issuable upon conversion of Amended and Restated Debentures except that the terms of each of the Series B Preferred and the Debentures contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of the outstanding Common Stock.

(2)     Based on 53,102,334 shares of the Issuer’s Common Stock outstanding as of November 12, 2007 as reported on Form 10-QSB filed by the Issuer on November 16, 2007, an additional 10,036,670 shares of Common Stock issued by the Issuer in a private placement on March 26, 2008, as reported by the Issuer in a Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008 and 3,356,354 shares of Common Stock issuable upon conversion of shares of the Series B Preferred Stock.

AMENDMENT NO. 4 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D filed on July 6, 2006 (the “Original 13D”) by Lehman Brothers Holdings Inc., a Delaware Corporation (“Holdings”), Lehman Brothers Inc., a Delaware Corporation (“LBI”), and LB I Group Inc., a Delaware corporation (“LB I Group” and together the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SendTec, Inc (formerly, RelationServe Media, Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on October 4, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed on December 1, 2006 (“Amendment No. 2”) and Amendment No. 3 thereto filed on February 13, 2008 (“Amendment No. 3” and collectively with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “13D Amendments”). Terms not defined herein have the respective meanings set forth in the Original 13D or the 13D Amendments.

Item 2.      Identity and Background.

Schedule A to Amendment No. 3, which sets forth the names, residence and business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons, is hereby amended in its entirety. Schedule A, as amended, is attached hereto and incorporated by reference herein.

Item 4.      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 25, 2008, the Issuer and the holders of the Debentures (the “Holders”), including LB I Group, entered into a Recapitalization Agreement pursuant to the Holders agreed to exchange their Debentures with a current outstanding principal amount of $32,730,000 into shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred”) with aggregate stated value equal to the principal value of the Debentures exchanged as further described in this Item 4. The summary description of the Recapitalization Agreement and related transactions described in this Item 4 is subject to the actual terms of the Recapitalization Agreement and related agreements, copies of which are being filed as exhibits to this Amendment No. 4.

(a)      At the first closing on March 26, 2008 (the “First Closing”), the Holders exchanged $18,361,700 aggregate principal amount of the Debentures (on a pro rata basis) into an aggregate of 10,800 shares of Series B Preferred. Of those amounts, LB I Group exchanged Debentures with an aggregate principal amount of $5,610,000 for 3,300 shares of Series B Preferred. In addition, at the First Closing, the Issuer paid the Holders the interest payment due under the original outstanding principal amount of Debentures as of November 1, 2007 plus interest accrued on such Debentures from November 1, 2007 to November 16, 2007 in cash, of which LB I Group was paid $180,000. In addition, each Holder received an Amended and Restated Senior Secured Convertible Debenture (the “Amended and Restated Debentures”) for the balance of the Debentures not exchanged for Series B Preferred. LB I Group received an Amended and Restated Debenture with an aggregate principal amount of $4,390,000.

(b)	At the Second Closing (as defined below), the remaining Amended and Restated Debentures will be exchanged for Series B Preferred with a stated value of $14,368,300 and convertible into 84,529,412 shares of Common Stock of the Issuer; provided, however, that in the event the Issuer has not raised a minimum of $5 million of gross proceeds (in the aggregate, including $1 million raised at the First Closing, the “Concurrent Offering”) from persons other than the Holders by the time of the Second Closing, only $3,368,300 of the Amended and Restated Debentures will be exchanged for Series B Preferred, and the remaining $11 million principal amount will be exchanged for new debentures (the “Residual Debentures”). At the Second Closing, (a) if the Issuer has raised the minimum of $5 million of gross proceeds, LB I Group will receive 2,582 shares of Series B Preferred with a stated value of $4,389,400; and (b) if the Issuer has not raised the minimum of $5 million of gross proceeds, LB I Group will receive 605 shares of Series B Preferred with a stated value of $1,028,500 and $3,360,831 principal amount of Residual Debentures.

(c)	The second closing (the “Second Closing”) shall occur promptly after stockholders of the Issuer shall have authorized additional shares of Common Stock so that the Issuer may reserve sufficient shares from its authorized but unissued Common Stock to satisfy the conversion obligations under any additional shares of Series B Preferred to be issued in exchange for Amended and Restated Debentures and under any Residual Debentures to be issued at the Second Closing.

(d)	The Certificate of Designation for the Series B Preferred (the “Certificate of Designation”) sets forth the following principal terms:

(i)	Stated Value (as defined in the Certificate of Designation) per share of $1,700;

(ii)	liquidation preference equal to the Stated Value;

(iii)

no dividends are payable on the Series B Preferred; provided, that the Issuer shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends payable in shares of Common Stock) unless the Holders shall also receive the same dividend (as if each share of Series B Preferred had been converted into the appropriate number of shares of Common Stock)

(iv)	conversion into Common Stock of the Issuer at an initial conversion price of $0.17; therefore, each share of Series B Preferred is convertible into 10,000 shares of Common Stock;

(v)

The conversion price is subject to adjustment for issuances of Common Stock of the Issuer at a purchase price per share of less than the then-effective conversion price (or in the case of convertible securities, for issuances at a conversion price per share of less than the then effective conversion price of the Series B Preferred), such that the then applicable conversion price shall be adjusted using full-ratchet anti-dilution until the one year anniversary date of the Second Closing, and weighted average anti-dilution thereafter, subject to customary carve outs. The anti-dilution provision shall not apply to securities issued in connection with the Concurrent Offering;

(vi)	The Series B Preferred shall vote with the Common Stock on all matters on an as converted basis subject to the 9.99% ownership limitation (described in Item 5 hereof);

(vii)

The Series B Preferred vote separately as a class with respect to: (A) issuance of any securities senior to or pari passu with the Series B Preferred (other than Permitted Indebtedness and Permitted Shares, each as defined in the Certificate of Designation); (B) amendment of the Certificate of Designation or the Issuer’s certificate of incorporation, or otherwise altering or changing the rights, preferences or privileges of, or the qualifications, limitations or restrictions that provide for the benefit of, the shares of Series B Preferred so as to affect adversely such shares; or (C) increasing or decreasing the total number of authorized shares of Series B Preferred.

(viii)

For a period of 12 months following the Second Closing, if the Issuer sells in a financing any equity or equity-linked securities, other than Permitted Shares (as defined in the Certificate of Designation) or other specified securities, the holders of the Series B Preferred shall be entitled to exchange their shares at 100% of the Stated Value for the securities sold by the Issuer in such financing.

(e)      The Amended and Restated Debentures contain substantially identical terms to the Debentures issued on October 31, 2005 except that (i) they do not bear interest from November 16, 2007; and (ii) they convert into Common Stock at a price of $0.17 per share.

(f)	The Residual Debentures will be substantially identical to the Amended and Restated Debentures and shall: (i) have a term of three years from the date of the Second Closing; (ii) not bear interest, (iii) convert into Common Stock at a price of $0.17 per share, with the same anti-dilution provisions as the Series B Preferred, (iv) contain no financial covenants and more limited operating covenants, (v) be a senior and secured obligation of the Issuer, (vi) be redeemable at par by the Issuer, and (vii) automatically convert into Series B Preferred when and if the Issuer raises $5 million in aggregate gross proceeds.

(g)	Pursuant to the Recapitalization Agreement, the Holders shall have the right to appoint two directors of the Issuer, and the Holders have selected Paul Dzera and Steve Marotta as its initial two directors. Mr. Marotta is a member of, and Mr. Dzera is employed by, Marotta Gund Budd & Dzera, LLC (the “Advisor”). In accordance with the Recapitalization Agreement, the Advisor has been retained by the Issuer to provide financial consulting services. Certain information regarding Mr. Dzera and Mr. Marotta is available in the Issuer’s Current Report on Form 8-K dated March 25, 2008 and filed on March 28, 2008, as amended by the Issuer’s Current Report on Form 8-K/A filed on March 28, 2008 (as amended, the “Form 8-K”). Neither Mr. Dzera nor Mr. Marotta is an employee, officer, director or shareholder of any Reporting Person; the Advisor does not own any shares of any Reporting Person, and no Reporting Person has any ownership or other interest in the Advisor. Except as provided in the Recapitalization Agreement and the Voting Agreement (described below), there is no agreement, arrangement or understanding between or among Mr. Dzera, Mr. Marotta and any Reporting Person with respect to their respective selection as a director of the Issuer.

(h)	The Holders, the Issuer and each of Paul Soltoff, Chairman of the Board and Chief Executive Officer, Eric Obeck, President, and Donald Gould, Chief Financial Officer, have entered into a Voting Agreement and related irrevocable proxy that provides, among other things, that for so long as (i) any Amended and Restated Debentures, (ii) any Residual Debentures or (iii) at least 25% of the aggregate Stated Value of the shares of Series B Preferred is outstanding, and in any event for a period no less than three years following the First Closing, (i) all parties shall vote their shares of Common Stock of the Issuer in favor of the increase in the authorized shares of Common Stock described in paragraph (c) above; and (ii) in favor of election of Mr. Dzera and Mr. Marotta (or their replacements in accordance with the terms of the Voting Agreement and the Recapitalization Agreement) to the board of directors of the Issuer.

(i)	The Letter Agreement between LB I Group and the Issuer described in the Original 13D and filed as Exhibit D thereto has been cancelled.

The Reporting Persons review their holdings of the Issuer on an ongoing basis. Depending on such review, each of the Reporting Persons may make additional purchases or sales of the Issuer’s securities in the future. Additional transactions, if any, in the Issuer’s securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. In addition, the Reporting Persons may engage, from time to time, in discussions with the Issuer and other stockholders of the Issuer concerning the Issuer and its business.

Except as set forth in the preceding paragraphs, as of the date hereof, none of the Reporting Persons or the persons listed on Appendix A have any current plan or proposal that relates to or would result in:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5.	Any material change in the present capitalization or dividend policy of the Issuer;

6.	Any other material change in the Issuer's business or corporate structure;

7.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

10.	Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
Item 5(a) is hereby amended to read in its entirety as follows:
(a) See Items 7-13 of the cover pages. Following execution of the Recapitalization Agreement and the First Closing thereunder, in addition to 3,286,532 shares of Common Stock that LB I Group owns directly, LB I Group owns 3,300 shares of Series B Preferred and $4,390,000 principal amount of Amended and Restated Debentures. Both the Certificate of Designation for the Series B Preferred and the Amended and Restated Debentures contain a provision that prohibits conversion if the effect of such conversion would be for the holder to own in excess of 9.99% of the outstanding shares of Common Stock. The amounts reported as beneficially owned in Items 7-13 of the cover pages includes 3,286,532 shares of Common Stock and an additional 3,356,354 shares of Common Stock issuable upon conversion of shares the Series B Preferred but excludes the balance of 29,643,646 shares of Common Stock issuable upon conversion of the remaining shares of Series B Preferred and 25,823,529 shares of Common Stock issuable upon conversion of the Amended and Restated Debentures to the extent that the Reporting Persons would, upon conversion, beneficially own more than 9.99% of the Issuer’s Common Stock. LB I Group is the actual owner of the shares of Common Stock owned by the Reporting Persons as well as the shares of Common Stock issuable upon conversion of the shares of Series B Preferred and the Amended and Restated Debentures. Under the rules and regulations of the Commission, each other Reporting Person that is the direct or indirect corporate parent of an entity may be deemed to be the beneficial owner of the shares of Common Stock reported in Items 7-13 of the cover page of that Reporting Person.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in Item 4 above and in the 13D Amendments, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.     Material to Be Filed As Exhibits.

Exhibit L:     Recapitalization Agreement dated as of March 25, 2008, among SendTec Acquisition Corp., SendTec Inc., each purchaser identified on the signature pages hereto and Christiana Corporate Services, Inc., in its capacity as administrative agent for the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K)

Exhibit M:     Form of Certificate of Designation of Series B Preferred Stock of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K)

Exhibit N:     Voting Agreement (including form of irrevocable proxy) dated as of March 26, 2008 among the Holders, the Issuer and certain management stockholders (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Form 8-K)

Exhibit O:     Form of Amended and Restated Senior Secured Debenture (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K)

Exhibit P:     Letter terminating the Side Letter between Lehman Brothers and the Issuer*

_____________

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 4 to the Statement is true, complete and correct.
Dated: April 1, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By: /s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Senior Vice President

LB I GROUP INC.

By: /s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

SCHEDULE A

Schedule A is hereby amended to read in its entirety as follows:

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby's Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR.
Chairman and Chief Executive Officer

SIR CHRISTOPHER GENT
Non-Executive Chairman of GlaxoSmithKline plc.

ROLAND A. HERNANDEZ
Retired Chairman and Chief Executive
Officer of Telemundo Group, Inc.

Lehman Brothers Holdings Inc.
745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.
745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.
745 Seventh Avenue

New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
SCOTT FREIDHEIM Co-Chief Administrative Officer IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ERIN M. CALLAN Chief Financial Officer and Global Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

ERIN M. CALLAN	Lehman Brothers Holdings Inc.
Chief Financial Officer & Global Controller	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.